



February 20, 2007

Deborah K. Seo
Bullivant Houser Bailey PC
Suite 1000
1415 L Street
Sacramento, CA 95814

Act: _____ 1934
Section: _____
Rule: _____ 14A-8
Public
Availability: 2/20/2007

Re: Sonoma Valley Bancorp
        Incoming letter dated January 8, 2007

Dear Ms. Seo:

    This is in response to your letter dated January 8, 2007 concerning the shareholder
proposal submitted to Sonoma Valley by John Fanucchi. We also have received a letter
from the proponent dated January 12, 2007. Our response is attached to the enclosed
photocopy of your correspondence. By doing this, we avoid having to recite or
summarize the facts set forth in the correspondence. Copies of all of the correspondence
also will be provided to the proponent.

    In connection with this matter, your attention is directed to the enclosure, which
sets forth a brief discussion of the Division's informal procedures regarding shareholder
proposals.

PROCESSED

FEB 28 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Fanucchi
        1415 Lovall Valley Road
        Sonoma, CA 95476



07042320

BBB Bullivant | Houser | Bailey PC

Attorneys at Law

DEBORAH K. SEO
Direct Dial: (916) 930-2521
E-mail: deborah.seo@bullivant.com

January 8, 2007

U.S. Securities and Exchange Commission
Attention: Ted Yu
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-3010

     Re: Proxy Statement of Sonoma Valley Bancorp
             Request for Exclude Pursuant to Rule 14a-8(i)(8)

Dear Mr. Yu:

I am writing on behalf of Sonoma Valley Bancorp, a California corporation ("Sonoma"), in connection with a possible request from one of Sonoma's stockholders. On December 12, 2006, Sonoma received a letter from Mr. Fanucchi, in which Mr. Fanucchi requested that Sonoma's Board of Directors consider Gerald Marino as a candidate to serve on Sonoma's Board of Directors.

As part of his letter, Mr. Fanucchi states that he would like to "...request[s] that Gerald Marino, a current stockholder, be placed in nomination for election to the Sonoma Valley Bancorp Board and the Sonoma Valley Bank Board of directors and that his nomination be submitted to a vote of the stockholders at our next annual meeting."

Sonoma believes that the subject matter of Mr. Fanucchi's letter involves a question of Sonoma's director nomination procedures which is a corporate governance issue, and on such basis Sonoma is entitled to exclude it from the proxy material. However, under the No Action Letter dated May 31, 2006 relating to Isis Pharmaceuticals, Inc., Mr. Fanucchi's letter could be interpreted as a proxy solicitation, and therefore, without admission on its part, Sonoma has prepared this Request for a No Action Letter. For your information, I have included a copy of Mr. Fanucchi's request with this letter.

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Suite 1000, 1415 L Street, Sacramento, CA 95814 • 916.930.2500 Fax 916.930.2501

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Sonoma believes that it is entitled to exclude Mr. Fanucchi's proposal pursuant to Rule 14a-8(i)(8) of the Securities Exchange Act of 1934 because the proposal relates to an election for membership on Sonoma's Board of Directors. In support of its position, Sonoma relies on a No Action Letter dated May 31, 2006, wherein Staff found that Isis Pharmaceuticals, Inc. had some basis for its view that it may exclude the proposal under rule 14a-8(i)(8), as the proposal related to an election to Isis' board of directors. Isis' request for exemptive relief was made in response to a submission by one of its shareholders, wherein the shareholder nominated himself for membership on Isis' board of directors.

Furthermore, Sonoma believes it is entitled to exclude Mr. Fanucchi's proposal under Rule 14a-8(i)(6) of the Securities Exchange Act of 1934 because Sonoma does not have the power or authority to implement the proposal. Sonoma's Bylaws contain a mandatory retirement provision requiring a Board member to retire upon his or her 65th birthday, unless otherwise waived by a majority vote of all other directors then serving on the Board. Since the Board has not otherwise waived this provision, Mr. Marino is ineligible to serve as a director of the Board because he is over the age of 65. Therefore, Sonoma does not have the power or authority to implement the proposal.

For the foregoing reasons, on behalf of Sonoma, I respectfully request exemptive relief from the provisions of Rule 14a-8 to permit Sonoma to exclude Mr. Fanucchi's proposal on the ground that the submission relates to an election for membership on Sonoma's Board of Directors and lack of power and authority to implement.

I appreciate the Staff's consideration of this matter. Please do not hesitate to contact me at 916-930-2521 with any questions.

Very truly yours,

Deborah K. Seo

DKS:ahc
Enclosure

cc: John Fanucchi
       David Adams
       Mel Switzer

4236491.2

December 12, 2006

Suzanne Brangham, Secretary
Sonoma Valley Bancorp
Sonoma Valley Bank
202 W. Napa Street
Sonoma, Ca. 95476

I am a Sonoma Valley Bancorp/Sonoma Valley Bank stockholder. This letter is requesting that Gerald Marino, a current stockholder, be placed in nomination for election to the Sonoma Valley Bancorp Board and the Sonoma Valley Bank Board of directors and that his nomination be submitted to a vote of the stockhoilders at our next annual meeting.

Please advise me if additional action is required of me to meet any legal or administrative requirements pertaining to this nomination.

Let me know when you need Biographical information for the proxy.

Very truly yours

John Fanucchi



From: RdRnnr56@aol.com

Sent: Friday, January 12, 2007 11:29 AM

To:

Subject: Sonoma Valley Bank Board of Directors actions

January 12, 2007

U. S . Securities and Exchange Commission
Attention: Ted Yu
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N. E.
Mail Stop 3010
Washington, DC 20549-3010

       Re: Letter Dated January 8, 2007 from Bullivant/Houser/Bailey, Attorneys at Law

Dear Mr. Yu:

    I am writing as a shareholder of Sonoma Valley Bancorp. My December 12, 2006 letter (copy attached) nominated Gerald Marino for election to the Sonoma Valley Bancorp Board of Directors.

Mr. Marino along with Gary Nelson were Board members up to May 2006. Mr. Marino is a founding Director and had been a member of the Boarlson was a Board member for approximately 8 years. Both wanted to continue serving as Board members.

In May 2006, for unknown reasons, the Sonoma Valley Bancorp Board decided to reduce its Board from eleven to nine members. The Board chose not to nominate Mr. Marino and Mr. Nelson. This action excluded the shareholders from voting their choice for the nine Directors.

On December 21, 2006, I received a letter, (copy attached) from Robert J. Nicholas, Chairman of the Board, stipulating that on July 19, 2006, Sonoma Valley Bancorp Board had adopted an amendment to the Company's By-Laws requiring the mandatory retirement of a Board member upon his or her 65th birthday, unless otherwise waived by a majority vote of all other Directors then serving on the Board.

The letter goes on to say that in light of this amendment, Mr. Marino is ineligible to serve as a Director on the Board. As such, the Board does not intend to include Mr. Marino as a canidate for nomination to the Board at the annual meeting in in May 2007.

On January 3, 2007, I responded to Mr. Nicholas letter, (copy attached) stating that " at issue would appear to be an existing Board deciding who at age 65 can be submitted to the shareholders for election to the Board".

I requested that the Board Re-evaluate its By-Laws concerning the amendment adopted in July 2006, using an age limit for candidates being nominated to the Board, wherein the current Board decides who at age 65 or older can be nominated for the shareholders to elect.

With regards to this January 8, 2007 letter, reference is made to Rule 14a-8 of the Securities Exchange Act of

1934 and the No Action letter dated May 31, 2006. Isis' relief was based on one of its shareholders nominating himself for membership to its Board.

Sonoma's nomination of Gerald Marino was submitted by another shareholder and in full accordance with Rule 14-8, and thus has no resemblence to the No Action letter dated May 31, 2006.

Additionally, age discrimination would appear to be a completely separate issue in this matter.

Paragraph 2, page 2 of Deborah K. Seo letter of January 8, 2007 believes it is entitled to exclude my proposal under Rule 14-8 (6) of the Securities Exchange Act of 1934, because Sonoma does not have the power or authority to implement my proposal.

How can Sonoma's current Board members nominate their own Board members who are 65 or older and not have the power or authority to allow the same provision for a shareholder?

For the forgoing reasons, on behalf of all Sonoma Valley Bancorp shareholders, I respectfully request that exemptive relief be denied as requested and that Gerald Marino be placed in nomination so that shareholders are given the opportunity under our democratic system to elect the Directors of their choice.

I appreciate your consideration of this request. Please contact me at 707-938-2667 or my cell at 707-694-9585 with any questions. Mr. Marino can be reached at 707-996-8146 for additional background information.

Very Truly Yours,

John Fanucchi

Enclosures
Copies to: Deborah K. Seo
           Robert J. Nicholas, Mel Switzer, Gerald Marino, Gary Naelson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sonoma Valley Bancorp
        Incoming letter dated January 8, 2007

        The submission nominates an individual for membership on Sonoma Valley's board of directors.

        It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Sonoma Valley may exclude it under rule 14a-8(i)(8), as relating to an election to Sonoma Valley's board of directors, and we will not recommend enforcement action to the Commission if Sonoma Valley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Sonoma Valley's nomination procedures, rule 14a-8 would not be implicated. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sonoma Valley relies.

Sincerely,

Derek B. Swanson
Attorney-Adviser

END